Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975

Place image here (10” x 3.5”) ALL HANDS MEETING OCTOBER 16, 2018 HARRIS.COM | #HARRISCORP

Forward looking statements Statements in this presentation that are not historical facts are forward-looking statements that reflect Harris Corporation’s and L3 Technologies’ respective management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed combination, the anticipated benefits of the proposed combination, including estimated synergies, the effects of the proposed combination, including on future financial and operating results, and the integration of the parties’ operations, levels and timing of share repurchases; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this presentation are made as of the date of this presentation, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons receiving this presentation are cautioned not to place undue reliance on forward-looking statements. Harris Proprietary Information All Hands Meeting | 2

Continued value creation strategy 3.5x $24B Accelerate Growth • Grow core franchises • Penetrate attractive adjacencies Enterprise Value • Pursue strategic M&A $6.9B Integrate / Transform ✓Complete transformative acquisition ✓Capture integration synergies ✓Simplify/standardize systems Strengthen Foundation ✓ Focus portfolio ✓ Build operational excellence ✓ Step-up and focus investment in technology ✓ Drive cash flow and shareholder-friendly capital deployment ✓ Develop talent … improve diversity and engagement FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20 Harris Proprietary Information All Hands Meeting | 3

Transaction summary Transaction ▪ All-stock “merger of equals” Structure ▪ Ownership: Harris shareholders ~54%; L3 shareholders ~46% Company Name and ▪ Combined company will be named “L3 Harris Technologies” Headquarters ▪ Headquartered in Melbourne, FL ▪ Chairman & CEO: Bill Brown Governance & ▪ Vice Chairman, President & COO: Chris Kubasik Leadership ▪ Chris assume CEO role after 2 years and Chairman role after 3 years ▪ 12 board members … equal representation from Harris and L3 Expected Synergies ▪ $500M gross cost synergies ($300M net) (Year 3) ▪ Expected mid-2019 Closing ▪ Anticipate reporting on a calendar year basis starting January 1st 2020 Harris Proprietary Information All Hands Meeting | 4

Transformative merger of equals Creating a leading global defense technology company An innovative industry leader focused on creating advanced Leading technology technologies and delivering Leading provider of innovator, solving customer focused solutions technical solutions for customers’ toughest military, homeland mission-critical security, and commercial challenges 1 platforms Market Cap: Revenue: EBIT: FCF: $34B $16B $2.4B $1.9B Combining two complementary companies Capabilities Customers Innovation Scale ~22,500 engineers Leading portfolio of Strong relationships Enhanced scale to focused on advanced technology solutions with aerospace, defense, pursue larger technologies and a and capabilities aligned and intelligence opportunities and be shared culture of with customer priorities customers more cost competitive innovation Harris Proprietary Information All Hands Meeting | 5

Creates scale and a well-balanced portfolio Top U.S. defense player … well-balanced customer portfolio Pro Forma Revenue by Customer Commercial U.S. Air Force 13% Other U.S. 26% 52 Government 13% 17% 13% U.S. International Navy Government 8% 10% Other U.S. Army 31 30 #6 DoD 26 25 16 11 10 8 6 4 Long tail of 2 Tier 3/4 Suppliers Lockheed Northrop Boeing Raytheon Gen. Dyn. BAE Huntington Textron Maxar Defense Defense N.A. Ingalls Defense Tech. Harris Proprietary Information All Hands Meeting | 6

Combination benefits all stakeholders ▪ Increased technology content and focused R&D and product development ▪ Reduced overhead powers greater agility and speed to market Customers ▪ Higher affordability, new capabilities and broader suite of high value products / services ▪ ~$200M of synergy savings per year returned to customers ▪ Greater career prospects at a larger, more diversified global defense technology Employees organization ▪ Increased professional development opportunities ▪ Cash EPS accretive in the first full year following closing ▪ All-stock transaction allows all shareholders to participate in upside from combination Shareholders ▪ Committed to maintaining existing investment grade credit ratings ▪ Committed to driving long term value through balanced capital allocation Harris Proprietary Information All Hands Meeting | 7

Positive market / analyst reaction Day of announcement “We believe this could be the most stock price reaction strategically significant and shareholder friendly M&A deal announced since the start L3 13% of the current A&D consolidation wave ” Harris 12% “The most exciting story in defense” Lockheed 1% Northrop 1% “Historic merger of equals deal S&P A&D 1% announced by HRS and L3” General Dynamics 0% Raytheon 0% “HRS / L3 merger creates powerful scale in high priority defense S&P 500 -1% spending areas” Harris Proprietary Information All Hands Meeting | 8

L3 Technologies overview Segment Revenue Electronic Systems $9.6B ISR Systems HQ: Arlington, TX HQ: Plano, TX # Employees: ~9,000 # Employees: ~15,000 $2.5B 26% $4.0B Commercial Defense / Commercial 42% EO / IR Sensors Aircraft System Avionics Pilot Training Integration (ISR / SIGINT) $3.1B 32% Security and Command and Control / Detection Systems Operations Management Communications and Networked Systems Add HQ: Leesburg, VA Pic # Employees: ~7,000 Broadband Integrated Maritime Data Link Communications Systems Solutions Harris Proprietary Information All Hands Meeting | 9

Complementary businesses … strength in multiple domains

HARRIS







	Air	Maritime	Land	Space & Cyber	Commercial Aviation
L3 Technologies	Unmanned Integrated ISR Pilot Training Precision Weapons Protected Comms EO/IR Sensors	Unmanned Integration Power Distribution Sensors Surveillance	Signal Intelligence Compact Optics Counter UAS SATCOM Precision Weapons Soldier Systems	Optical Tracking Transceivers Signal Intelligence Spacecraft Comms Cyber Intelligence	Security & Detection Pilot Training Flight Simulator Avionics RF Microwave & Power
HARRIS	Electronic Warfare Avionics Data Links Weapons Release Contested Comms	Electronic Warfare Integrated Battle Management Sensors Radar	Tactical Comms Public Safety Robotics Integrated Battle Management	Exquisite RF & Optical Sensors Satellite Imaging Space Protection Weather Small Satellites	Air Traffic Tracking & Surveillance Ground / Air Communication High Reliable Network Management

Capabilities and leadership in fast growing markets

Harris Proprietary Information
All Hands Meeting | 10

Accelerates innovation and reduces time to market Investments aligned with Best in class R&D spend… National Defense Strategy 5% R&D spend as % of revenue 4% 3% Protected Comms / Free Space Optics Missile Defense Peers …and strong engineering presence ~22.5 ~23.0 Networked Multifunction Electronic Warfare 1.5 Systems 15.0 15.0 0.5 7.5 8.0 1.0 Engineers Cleared personnel Cleared workspace ('000s) ('000s) (million sq. ft.) Open Systems Architecture Unmanned Investing for leadership in Next Gen technologies Harris Proprietary Information All Hands Meeting | 11

Stronger platform to drive growth Leverage Complementary Platforms Expand Geographic Reach Pull-through Opportunities ▪ Expand into new and ▪ Expand relationships with ▪ Leverage ISR/SIGINT adjacent markets by key international customers platforms to drive EW and leveraging leading franchises in over 100 countries avionics systems sales in tactical, protected and strategic comms, ISR and ▪ Better coordination with US ▪ Integrate EW and optical space government agencies for components into space foreign military sales capabilities ▪ Increase affordability through value engineering and ▪ Leverage complementary efficiency channels to market Electronic Avionics Spectrum Multi-Domain Warfare Processor Solutions Superiority Infrared Surveillance Resilient Space Sensor Combination improves ability to meet rapidly evolving customer needs Harris Proprietary Information All Hands Meeting | 12

General rules of engagement • Harris and L3 have signed and announced a merger agreement • We are now in period between “signing” and “closing” the transaction ‒ Closing will follow regulatory approvals, shareholder approvals and fulfilment of certain other specified conditions ‒ Closing and other key milestones will be announced just as signing has been • Harris and L3 remain two separate companies and must operate at arm’s length • For most of our employees that means nothing changes – it is business as usual: ‒ Operational business decisions should be made without consideration of the merger; no special or preferential consideration for L3 – as a teaming partner, for example, or otherwise ‒ No sharing of proprietary information without business need and proper NDA ‒ No discussions, agreements or exchanges with L3 that could reduce competition; no sharing of competition-sensitive information • There will be an identified Integration Team ‒ Integration planning activities are permitted as governed by legal and procedural structure ‒ Unless you are acting as part of or under specific direction from the Integration Team and within the legal structure of integration activities, it is business as usual with L3 – arm’s length, separate company engagement Harris Proprietary Information All Hands Meeting | 13

Do’s and Don’ts Permitted activities Prohibited activities Due diligence (limited group of employees) Coordinated sales and marketing efforts Develop post-transaction strategic plan (provided it is - Meetings between sales/BD teams walled off from operations, sales and marketing personnel) - Joint sales/marketing activities with customers Plan for post-closing integration: - Joint activities with suppliers - Prepare IT / other systems for quick integration Coordinated market or product development activities - Identify key employees and managers and provide Joint review of (or reviewing other party’s) prospective appropriate incentives (without influencing customer or supplier contracts employees to leave prior to close) Joint review or discussion of (or reviewing other party’s) - Site visits prospective bids or pricing of such bids; or, joint agreement on which projects to bid - Address general operational issues necessary to implement post-closing integration Joint business decisions regarding customers or suppliers - Address services and facilities to be eliminated, consolidated or expanded Involvement in each other’s day-to-day operations - Legal liability analysis and related work Sharing of competition sensitive information, except through “clean team” and Legal involvement Consult Legal team when in doubt about whether conduct is appropriate Harris Proprietary Information All Hands Meeting | 14

Place image here (10” x 3.5”) 1Q19 FINANCIAL RESULTS OCTOBER 16, 2018 HARRIS.COM | #HARRISCORP

1Q19: Strong progress against strategic priorities • Revenue up 9% with strong growth across all segments Accelerate revenue growth 1 • Orders $2B...book-to-bill 1.3 and >1 in each segment across all 3 segments • Year-over-year funded backlog growth of ~14% Company margin • 31% EPS growth, highest growth in 8 years 2 expansion...double-digit • EBIT margin* expanded 40 bps to 19.5% EPS growth • Strong execution in CS...margins up 160 bps Maximize cash flow with • FCF** of $86M, LTM adjusted FCF** of $929M 3 balanced capital • Increased dividend 20% deployment • Returned $282M to shareholders in dividends and repurchases *Represents earnings before interest and taxes excluding discontinued operations as a percentage of revenue. For non-GAAP reconciliations reference other quarterly earnings materials and the Harris investor relations website. **FCF(free cash flow) = operating cash flow less capital expenditures; last twelve months adjusted FCF excludes 3Q18 $300M voluntary pension contribution. Harris Proprietary Information All Hands Meeting | 16

1Q19 YoY organic growth ($million) Revenue Op Income1 ROS vs. prior vs. prior year year Harris 132 9.4% 31 19.5% 0.4 CS 63 15.5% 25 29.9% 1.5 ES 48 8.9% 6 19.5% (0.6) SIS 22 4.7% (1) 17.6% (1.0) CHQ / Elim (1) 1 1. Consolidated Harris Op Income reflects EBIT Harris Proprietary Information All Hands Meeting | 17

FY19 Guidance Total Harris By Segment Revenue Margin* Revenue Margin* up 9.0 – 10.0% 29.5 – 30.5% CS up 6.0 – 8.0% 19.3 – 19.7% + versus up 8 – 10% up 7.0 – 8.0% 18.0 – 19.0% EPS FCF ES $7.80 - $7.90 ≥ $1B up 4.0 – 5.0% 17.0 – 18.0% + versus $7.65 - $7.85 SIS *Represents earnings before interest and taxes excluding discontinued operations as a percent of revenue. For non-GAAP reconciliations, reference other quarterly materials and the Harris investor relations website. Segments represent operating margin. Harris Proprietary Information All Hands Meeting | 18

Place image here (10” x 3.5”) Q&A OCTOBER 16, 2018 HARRIS.COM | #HARRISCORP

Additional Information; participants in solicitation Additional Information and Where to Find It This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is made in respect of the proposed combination of L3 Technologies (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed combination, Harris intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris. The parties will make the joint proxy statement/prospectus available to their respective stockholders. This presentation is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies of the registration statement, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) may be obtained free of charge on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Harris also may be obtained free of charge on its website at www.harris.com/investors/financial-reports. Copies of documents filed with the SEC by L3 also may be obtained free of charge on its website at https://www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed combination under the rules of the SEC. Information about the directors and executive officers of Harris is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on September 6, 2018. Information about the directors and executive officers of L3 is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed combination and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Harris Proprietary Information All Hands Meeting | 20